Issuer Free Writing Prospectus, dated April 13, 2020

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated April 13, 2020

Registration No. 333-237649

McCormick & Company, Incorporated

Pricing Term Sheet

$500,000,000 2.500% Notes due 2030

This pricing term sheet (the “Pricing Term Sheet”) relates only to the securities described below and should be read together with McCormick & Company, Incorporated’s preliminary prospectus supplement dated April 13, 2020 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 13, 2020 and the documents incorporated by reference therein. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information contained in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	McCormick & Company, Incorporated

Ratings (Moody’s / S&P)*:	Baa2 (Stable) / BBB (Stable)

Principal Amount:	$500,000,000

Type:	SEC Registered, Registration No. 333-237649

Trade Date:	April 13, 2020

Settlement Date:	April 16, 2020 (T+3)

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing on October 15, 2020

Maturity Date:	April 15, 2030

Benchmark Treasury:	1.500% due February 15, 2030

Benchmark Treasury Price / Yield:	107-06+ / 0.739%

Spread to Benchmark Treasury:	+180 basis points

Yield to Maturity:	2.539%

Coupon (Interest Rate):	2.500%

Price to Public:	99.658%

Net Proceeds (before expenses) to the Issuer:	$495,040,000

Optional Redemption:

At any time prior to January 15, 2030 (three months prior to their maturity date of the notes) (the “Par Call Date”), the notes will be redeemable at the Issuer’s option, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

(1)   100% of the principal amount of the notes to be redeemed, and

(2)   the sum of the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, accrued and unpaid interest thereon to the date of redemption.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date.

CUSIP / ISIN:	579780 AQ0 / US579780AQ09

Joint Book-Running Managers:	BofA Securities, Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc.

Co-Managers:	Citigroup Global Markets Inc. Citizens Capital Markets, Inc. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. ING Financial Markets LLC M&T Securities, Inc. Mizuho Securities USA LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected security ratings above should be evaluated independently of any other security rating.

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about April 16, 2020, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers will be expected to pay for their notes within three business days of the pricing date.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, BofA Securities, Inc., SunTrust Robinson Humphrey, Inc. or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.